SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20459

                                    ---------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  LUMENIS LTD.
             (Exact Name of Registrant as Specified in Its Charter)

                       Israel                           Not Applicable
     (State of Incorporation or Organization)          (I.R.S. Employer
                                                      Identification No.)

             PO Box 240, Yokneam, ISRAEL                     20692
     (Address of Principal Executive Officers)             (Zip Code)

If this form related to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |_|

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |X|

Securities Act registration statement file number to which this form relates:
Not Applicable

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                 Name of each exchange on which
           to be registered                  each class is to be registered

                  None                                     None

Securities to be registered pursuant to section 12(g) of the Act:

                           Ordinary Share Bonus Rights
                                (Title of Class)

Item 1. Description of Registrant's Securities to be Registered

      On April 4, 2003, the Board of Directors of Lumenis Ltd. (the "Company") declared a distribution of one bonus right (a "Right") for each outstanding Ordinary Share, par value NIS 0.10 per share (the "Ordinary Shares"), of the Company. The distribution is payable on April 11, 2003 (the "Record Date") to shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one Ordinary Share at a price of $18 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Bonus Rights Agreement, dated as of April 11, 2003 (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

      The summary description of the Rights set forth below does not purport to be complete and is qualified in its entirety be reference to the Rights Agreement, which is attached hereto as an exhibit and incorporated herein by reference in its entirety.

      Until the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, "Beneficial Ownership" of 15% or more of the Ordinary Shares (an "Acquiring Person"; the date of such public announcement being the "Shares Acquisition Date") or (ii) ten business days following the commencement of a tender offer or exchange offer the consummation of which would result in any person's becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Ordinary Share certificates outstanding as of the Record Date by such Ordinary Share certificate. A person who becomes the Beneficial Owner of 15% or more of the Ordinary Shares as a result of repurchases of Ordinary Shares by the Company will not become an Acquiring Person unless and until such person thereafter acquires additional Ordinary Shares representing 1.5% or more of the Ordinary Shares of the Company then outstanding. Additionally, Coherent, Inc. ("Coherent"), a shareholder of the Company, is exempted from the definition of an Acquiring Person so long as Coherent shall not purchase or otherwise become (as a result of the actions of Coherent or its affiliates or associates) the Beneficial Owner of more than 23% of the Ordinary Shares then outstanding or, if applicable, such greater percentage as may be contemplated by Section 5.18 of the Asset Purchase Agreement by and among the Company, Energy Systems Holdings Inc. and Coherent dated as of February 25, 2001. The Rights Agreement also provides certain other exemptions from the definition of Acquiring Person.


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

      The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Ordinary Shares. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Ordinary Share certificates issued after the Record Date upon transfer or new issuance of the Ordinary Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Ordinary Shares will also constitute the transfer of the Rights associated with the Ordinary Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Ordinary Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on May 31, 2005, unless earlier redeemed or exchanged by the Company as described below.

      The Purchase Price payable, and the number of Ordinary Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Ordinary Shares, (ii) upon the grant to all holders of the Ordinary Shares of certain rights or warrants to subscribe for Ordinary Shares or convertible securities at less than the current market price of the Ordinary Shares or (iii) upon the distribution to holders of the Ordinary Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings or dividends payable in Ordinary Shares) or of subscription rights or warrants (other than those referred to above).

      In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding Ordinary Shares which the Board of Directors, with the concurrence of the Audit Committee, determines to be fair and not inadequate and to otherwise be in the best interests of the Company and its shareholders, proper provision shall be made so that each holder of a Right, other than Rights that were beneficially owned by the Acquiring Person (or any Associate or Affiliate thereof) on the earlier of the Distribution Date or the Shares Acquisition Date (which Rights will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of Ordinary Shares having a market value of two times the exercise price of the Right. If the Company does not have sufficient Ordinary Shares for this purpose, the Company may, to the extent permitted by applicable law, substitute cash, a


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

reduction in the exercise price, other equity securities of the Company, debt securities of the Company, other assets, or any combination of the foregoing, having an aggregate value equal to the value which would have been realized if the Company had sufficient Ordinary Shares. In addition, in the event that, at any time following the Shares Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Ordinary Shares are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, proper provision shall be made so that each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right. For example, at a Purchase Price of $18.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in this paragraph would entitle its holder to purchase $36.00 worth of shares. Assuming that the shares had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase 3.6 shares for $18.00.

      At any time until ten business days following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price. In addition, at any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Ordinary Shares, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Ordinary Share per Right (subject to adjustment).

      Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Ordinary Shares (or other consideration) of the Company or for shares of the acquiring company or in the event of the redemption of the Rights as set forth above.


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

      Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provision therein, to shorten or lengthen any time period thereunder, or to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person). The foregoing notwithstanding, no amendment may be made to the Rights Agreement when the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

Restrictions on Share Ownership

      The ownership or voting of the Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by the Company's Memorandum of Association or Articles of Association or by the laws of the State of Israel.

Exchange Controls

      There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to the Ordinary Shares or the proceeds from the sale of the Ordinary Shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect, pursuant to which currency controls can be imposed by administrative action at any time.

Israeli Tax Matters

      The following discussion represents a summary of certain Israeli tax laws affecting the Company's shareholders, including U.S. and other non-Israeli shareholders, for general information only and is not intended to substitute for careful or specific tax planning. This discussion is not intended, and should not be construed, as legal or professional tax advice, and does not cover all possible tax considerations. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences of an investment in the Ordinary Shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.


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

Capital Gains Tax

      Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price that is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus be computed on the basis of the devaluation of the shekel against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

      Dealers in securities in Israel are taxed at regular tax rates applicable to business income.

      Israeli law provides that non-Israeli residents are subject to capital gains tax on the gains from the sale of a capital asset (including securities) in Israel or an asset located outside Israel that is a right, direct or indirect, to an asset in Israel unless an exemption is provided under the domestic law or under any prevention of double-taxation treaty with Israel.

      Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of Ordinary Shares by a person:

o who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

o who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

      However, this exemption will not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of the Company's voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.


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      For residents of other countries, the holder of the shares may be required to withhold capital gains tax on all amounts received for the sale of the Company's Ordinary Shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.

      Under new legislation, which became effective on January 1, 2003, the rate of taxation on gains from sales of the Company's Ordinary Shares is not clear because additional anticipated legislation has not been enacted. It is expected that gains from sales of the Company's Ordinary Shares will be tax exempt for nonresidents of Israel if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. Under current legislation, the exemption for nonresidents of Israel applies only to stock exchanges in Israel. However, it is expected that the exemption will also apply to stock exchanges outside of Israel, subject to recognition by the Israel Ministry of Finance and to further legislation. If the gains from sales of the Company's Ordinary Shares are not tax exempt for nonresidents of Israel or if the shares were sold by Israeli residents, they are expected to be (A) tax exempt for the period held until and including December 31, 2002, for so long as (1) the shares are listed on a stock exchange, such as the Nasdaq National Market, which is recognized by the Israeli Ministry of Finance, and (2) the Company qualified as an industrial company or industrial holding company under the law for Encouragement of Industry (Taxes) 1969, and (B) subject to 15% tax for the period commencing January 1, 2003, if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. If the Company is delisted or if anticipated additional legislation described above is not enacted, gains from the sale of the Company's Ordinary Shares will be subject to capital gains tax at a rate of 25% unless an exemption or other tax rate applies in accordance with a tax treaty between Israel and the shareholder's country of residence.

      Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of shares in an Israeli company that are traded on certain stock markets, including The Nasdaq National Market, subject to the provisions of any applicable double taxation treaty.

Tax on Dividends

      Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends (including dividend in kind), royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends, the Company would be required to withhold income tax at the rate of up to 25%. If the income out of which the dividend is being paid is attributable to an approved enterprise, the rate is 15%. A different rate may be provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an approved enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of the Company's voting power is required to be withheld at the rate of 12.5%. For more information on approved enterprises, please refer to Item 7 of the Company's Annual Report on a Form 10-K for the fiscal year ended December 31, 2002, which is on file with the Securities and Exchange Commission.

Item 2. Exhibits

1.1 Bonus Rights Agreement, dated as of April 11, 2003, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agreement").

2.1 Form of Bonus Rights Certificate, included as Exhibit A to the Rights Agreement set forth in Exhibit 1.1 hereto.


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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              LUMENIS LTD.


                                              By: /s/ Kevin R. Morano
                                                 -------------------------------
                                                  Kevin R. Morano
                                                  Executive Vice President
                                                  and Chief Financial Officer

Dated: April 18, 2003


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                                Index to Exhibits

Number      Description
------      -----------

1.1 Bonus Rights Agreement, dated as of April 11, 2003, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

2.1 Form of Bonus Rights Certificate, included as Exhibit A to the Rights Agreement set forth in Exhibit 1.1 hereto.


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